United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Vale — 1Q08 Production Report
A RISING IRON ORE OUTPUT
Rio de Janeiro, April 24, 2008 — Companhia Vale do Rio Doce (Vale) maintained a good operational performance in 1Q08, with production increases in almost all products relative to the levels reached in 1Q07.
In 1Q08 iron ore production was the largest ever for a first quarter, at 74.5 million metric tons, as was the production of pellets, at 8.7 million metric tons, bauxite, at 2.5 million metric tons, and cobalt, at 615 metric tons.
The seasonal effects of the rainy season in Brazil, Australia and Indonesia — Southern Hemisphere summer — and the cold weather in Canada — Northern hemisphere — produce negative impacts on Vale’s operational performance in the first quarter of each year.
The Fazendão mine, which is part of the Mariana complex, in the Southeastern System, is already operational and will be mainly dedicated to supplying Samarco’s third pelletizing plant, which begins operations this month.
This year, Vale plans to deliver six more projects in various segments of the metals and mining industry (pellets, nickel, copper, bauxite and alumina). Project development and productivity gains have made a real contribution to the Company’s ability to seize the opportunities for shareholder value creation, which the continuing expansion of the global demand for minerals and metals offers.
FERROUS MINERALS
•	Iron ore — a record production

				%change	%change
000’ metric tons	1Q07	4Q07	1Q08	1Q08/4Q07	1Q08/1Q07
IRON ORE	67,354	80,099	74,487	-7.0%	10.6%
Southeastern System	24,657	30,743	28,627	-6.9%	16.1%
Itabira	10,965	11,799	10,865	-7.9%	-0.9%
Mariana	6,980	9,507	9,009	-5.2%	29.1%
Minas Centrais	6,711	9,437	8,753	-7.3%	30.4%
Southern System	19,180	22,598	19,717	-12.7%	2.8%
MBR	14,889	16,849	14,620	-13.2%	-1.8%
Minas do Oeste	4,290	5,749	5,097	-11.4%	18.8%
Carajás	21,568	24,620	24,199	-1.7%	12.2%
Samarco[1]	1,709	1,870	1,775	-5.1%	3.8%
Urucum	240	267	170	-36.4%	-29.2%
1Q08 output numbers showed our best performance in a first quarter of the year. Vale’s iron ore production, including our attributable production at Samarco — a joint venture where we own a stake of 50% — reached 74.5 million metric tons (Mt), an increase of 10.6% over the 67.3 Mt produced in 1Q07.
The year-on-year expansion of 7.2 Mt was primarily determined by production increases in Carajás, Brucutu and Fazendão.

[1]	Production attributable to Vale

At Carajás, iron ore output had an outstanding performance, reaching 24.2 Mt, up 12.2% relative to 1Q07. The high quality low cost Carajás iron ore represented 32.5% of our total production in 1Q08.
The Southeastern System, which encompasses the Itabira, Mariana and Minas Centrais iron ore mines, produced 28.6 Mt, representing 38.4% of the total volume produced by the Company. The production at Brucutu, which is part of the Minas Centrais complex, is in the final phase of ramp up, and reached 6.0 Mt in 1Q08. Production at Mariana increased due to the ramp up of Fazendão. This mine produced 2.0 Mt in 1Q08, and it will be dedicated to supplying iron ore to Samarco’s third pelletizing plant, which is starting up operations this month.
The Southern System — MBR and Minas do Oeste — produced 19.7 Mt in 1Q08, 2.8% above the figures for 1Q07. Production from the Minas do Oeste complex was positively influenced by production growth at the Fabrica mine.
The production at Urucum, in the state of Mato Grosso do Sul, Brazil, was affected by a maintenance shut down.
•	Pellets — first quarter’s all-time high

				%change	%change
000’ metric tons	1Q07	4Q07	1Q08	1Q08/4Q07	1Q08/1Q07
PELLETS[1]	8,555	9,374	8,719	-7.0%	1.9%
Tubarão I and II	1,562	1,681	1,612	-4.1%	3.2%
Fabrica	935	1,117	1,079	-3.4%	15.4%
São Luís	1,678	1,852	1,689	-8.8%	0.7%
Nibrasco	1,147	1,197	1,039	-13.2%	-9.4%
Kobrasco	601	641	637	-0.7%	6.0%
Hispanobras	573	466	570	22.4%	-0.5%
Itabrasco	509	515	513	-0.4%	0.9%
Samarco	1,551	1,904	1,579	-17.1%	1.8%
Vale’s attributable production of pellets, where quantities produced in our joint ventures — Nibrasco, Kobrasco, Hispanobras, Itabrasco and Samarco — are calculated in proportion to our stake in each one, reached 8.7 million metric tons in 1Q08, representing growth of 1.9% over 1Q07 and an all-time high for a first quarter.
In 1Q08, 5.6 Mt of blast furnace pellets were produced, and 3.1 Mt of direct reduction pellets.
Nibrasco’s production in 1Q08 was affected by the stoppage in February 2008 of its two mills for maintenance. All other plants showed year-on-year output increases.
Samarco’s third pelletizing plant, which is beginning operations in April, will contribute to an increase of its total production capacity from 14.0 Mtpa to 21.6 Mtpa of pellets.

[1]	Production attributable to Vale

•	Manganese ore and ferroalloys — Azul resumes operations

				%change	%change
000’ metric tons	1Q07	4Q07	1Q08	1Q08/4Q07	1Q08/1Q07
MANGANESE ORE	410	118	541	358.3%	31.9%
Azul	322	47	504	980.9%	56.7%
Urucum	54	71	37	-48.7%	-32.3%
Other mines	34	0	0	n.m.	n.m.
FERROALLOY	131	137	132	-3.5%	1.2%
Brazil	65	79	75	-4.9%	15.9%
Dunkerque	32	16	24	51.5%	-26.8%
Mo I Rana	28	37	28	-24.4%	-0.4%
Urucum	6	5	6	2.8%	-0.1%
Manganese ore production reached 541,000 metric tons (mt) in 1Q08, as compared to the 410,000 mt produced in the same quarter of last year. The return to operation of the Azul mine, located at Carajás, took place in the second half of December last year, allowing for a production of 504,000 mt in 1Q08.
Ferroalloy production in 1Q08 amounted to 132,000 mt, a slight change from the 131,000 mt of 1Q07. And it was made up of 58,600 mt high-carbon manganese alloys (FeMnAc), 59,300 mt of ferrosilicon manganese alloys (FeSiMn) and 14,400 mt of medium-carbon manganese alloys (FeMnMC).
Problems with a furnace in Dunkerque, France, stopped operations in the last week of March. It is estimated that it will take 40 days to get back on line. Projected losses for high-carbon manganese alloys production are around 10,000 mt for 2Q08.

NON-FERROUS MINERALS
•	Nickel — redirecting flows

				%change	%change
000’ metric tons	1Q07	4Q07	1Q08	1Q08/4Q07	1Q08/1Q07
NICKEL[1]	61.4	69.0	60.8	-11.9%	-1.0%
Sudbury	21.1	16.9	17.6	4.5%	-16.4%
Thompson	7.8	8.4	6.7	-19.9%	-13.6%
Sorowako	18.0	20.6	15.3	-25.7%	-15.1%
Voisey’s Bay	12.1	20.5	18.2	-11.3%	50.3%
Others*	2.5	2.7	3.0	11.3%	20.5%

*	External feed purchased from third-parties and processed into finished nickel in our operations
Our finished nickel production was 60,800 mt in 1Q08 compared with 61,400 mt in 1Q07, a drop of 1.0%. Despite the negative effects of some operational challenges and the severe winter in Manitoba, the decrease in our production was chiefly due to the change in product flows between some operational unities.
Vale produces nickel matte in Sorowako, on the island of Sulawesi in Indonesia, where we have the largest lateritic nickel operation in the world. The matte production at Sorowako went up to 20,100 mt in 1Q08 from 18,000 mt in 1Q07. This matte is processed at our refinery in Tokyo, Japan, producing two products, tonimet (92-97% Ni) and nickel oxide sinter (75% Ni).
The nickel oxide sinter is usually shipped to our operations at Korea and Taiwan for additional refining. However, the nickel oxide sinter will be shipped for some time to feed our new refinery in Dalian, in northern China. Therefore, in 1Q08 part of our nickel oxide sinter was shipped to Dalian to build an inventory to make feasible the start-up of the Dalian utility in April. As a consequence, there was a transitory reduction of the output of finished nickel originated from Sorowako feed, which decreased to 15,300 mt in 1Q08 from 18,000 mt in 1Q07, implying in a smaller total production of finished nickel in 1Q08 compared to the level of 1Q07.
In the absence of this change in flows determined by the start-up of Dalian, the total finished nickel production would have been above 63,000 mt, thus exceeding the amount produced in 1Q07.
The start-up of our operations in Dalian will allow us to normalize our production in 2Q08. Dalian has a nominal capacity to produce 35,000 mt of nickel and in the future will be dedicated to processing matte from Goro.
Volume data from our operations at Sudbury and Thompson were revised so as to show only the production from feed originated from our own mines2, excluding from the figures any concentrates purchased from third parties which are subsequently processed in our operations. As from this report on, third party production will be reported under “others”.
Production at Sudbury, in the province of Ontario, Canada, reached 17,600 mt, an increase of 700 mt in relation to 4Q07, but 3,500 mt below 1Q07, as a result of problems with the furnace of the Copper Cliff Smelter.
Production at Thompson, province of Manitoba, was 6,700 mt in 1Q08, a drop of 13.6% in relation to 1Q07, due to the severe winter in Canada.
Voisey’s Bay, in the Canadian province of Newfoundland and Labrador, completed ramp up last year and produced 18,200 mt in 1Q08, with an excellent asset performance. The nickel concentrate produced in

[1]	The figures shown for finished nickel production do not include the quantities produced from nickel concentrates purchased from other companies and processed externally under tolling arrangements. These volumes were 5.3 Kt in 1Q07, 2.0 Kt in 4Q07 and 2.0 Kt in 1Q08.

[2]	Copper Cliff North, Copper Cliff South, Creighton, Garson, Gertrude, McCreddy/Coleman and Stobie (Sudbury mines), Birchtree and Thompson (Thompson mines).

Voisey’s Bay is processed in the Copper Cliff Smelter and in the Sudbury refinery (Copper Cliff Nickel Refinery) as well as in the Thompson refinery.
•	Bauxite — Paragominas ramping up

				%change	%change
000’ metric tons	1Q07	4Q07	1Q08	1Q08/4Q07	1Q08/1Q07
BAUXITE	1,731	2,668	2,463	-7.7%	42.3%
Trombetas[1]	1,731	1,850	1,638	-11.5%	-5.4%
Paragominas	—	819	825	0.7%	n.a.
In 1Q08 our bauxite production amounted to 2.5 Mt, 42.3% above the volume recorded for 1Q07, but 7.7% less than 4Q07. Vale`s attributable production at Trombetas amounted to 1.6 million metric tons (Mt).
Operations at the Paragominas mine in the state of Pará, Brazil, began in April 2007 and produced 1.9 Mt last year. In 1Q08 production reached 825,000 mt, whilst only operating at 85% of nominal capacity due to the limitations of the Alunorte refinery filters. In 2Q08, the Paragominas mine is due to shut down for 15 days for maintenance of the ore pipeline, which links mine to refinery. Due to these problems estimated production for 2008 was revised to 5.3 Mt.
Commissioning of the second phase of Paragominas — Paragominas II — is scheduled for May 2008.
•	Alumina — good performance

				%change	%change
000’ metric tons	1Q07	4Q07	1Q08	1Q08/4Q07	1Q08/1Q07
ALUMINA	978	1,158	1,058	-8.6%	8.2%
Alunorte	978	1,158	1,058	-8.6%	8.2%
The production of alumina at the Barcarena refinery totaled 1.058 Mt in 1Q08, as against 978,000 mt in 1Q07, an increase of 8.2%, despite the anticipation of maintenance to economize energy in the face of a spike in spot prices. With the normalization of rainfall and the increase in the reservoir levels at the hydropower plants energy prices returned to the levels prevailing by the end of last year.
Stages 6 and 7 of Alunorte are scheduled to start the ramp up in June and July 2008, respectively, raising alumina production capacity to 6.26 million metric tons per year.
•	Aluminum — negative impact from a price hike in energy

				%change	%change
000’ metric tons	1Q07	4Q07	1Q08	1Q08/4Q07	1Q08/1Q07
ALUMINUM	136	139	132	-4.9%	-3.4%
Albras	113	114	112	-2.1%	-1.1%
Valesul	24	25	20	-17.9%	-14.3%
In 1Q08, production of primary aluminum was 132,000 mt, a fall of 3.4% relatively to 1Q07. Production at Albras, in Barcarena, was 112,000 mt, and at Valesul, in Santa Cruz, state of Rio de Janeiro, 20,000 mt. The

[1]	Production attributable to Vale

slight decrease at Albras was determined by maintenance of cells while Valesul reduced production due to the spike of energy prices in the spot market early this year. Albras energy consumption is fully supplied under a 20-year contract.
•	Copper — maintenance at the Copper Cliff Smelter

				%change	%change
000’ metric tons	1Q07	4Q07	1Q08	1Q08/4Q07	1Q08/1Q07
COPPER	77.6	74.0	73.3	-0.9%	-5.5%
Sossego	29.9	32.0	30.2	-5.6%	1.2%
Sudbury	31.5	29.2	27.6	-5.7%	-12.5%
Thompson	0.4	0.3	0.3	3.0%	-21.7%
Voisey’s Bay	12.5	10.5	13.3	27.0%	6.6%
Others	3.0	2.0	1.9	-1.9%	-36.0%
Vale’s copper production in 1Q08 was 73,300 mt, a drop of 5.5% compared to the previous year.
The Canadian operations — Sudbury, Thompson and Voisey’s Bay — added 41,200 mt of refined copper to the Company’s production volume in 1Q08, a drop relative to 1Q07, mainly caused by the stoppage for maintenance of the Copper Cliff Smelter.
The Voisey’s Bay operations in the first quarter reached an outstanding 13,300 mt of production, due to mining of higher copper grades at Ovoid and good asset performance.
Production of copper by the Sossego mine at Carajás was 30,200 mt in 1Q08, against 29,900 mt in 1Q07.
It is important to notice that Vale produces copper concentrates at Sossego, Brazil, and copper concentrates, anodes and cathodes at its operations in Canada, where copper is extracted as a by-product of nickel. The figures shown in this report refer to the volumes of copper contained in these products.
•	Nickel by-products — record cobalt production

				%change	%change
	1Q07	4Q07	1Q08	1Q08/4Q07	1Q08/1Q07
COBALT (metric tons)	579	680	615	-9.5%	6.3%
Sudbury	224	127	143	13.1%	-36.1%
Thompson	56	47	52	12.2%	-6.5%
Voisey’s Bay	270	430	380	-11.8%	40.6%
Others	29	77	40	-47.3%	39.0%

PLATINUM (000’ oz troy)	29	29	36	22.4%	22.6%
Sudbury	29	29	36	22.4%	22.6%

PALLADIUM (000’ oz troy)	45	40	48	22.3%	7.4%
Sudbury	45	40	48	22.3%	7.4%

GOLD (000’ oz troy)	18	14	22	48.7%	22.4%
Sudbury	18	14	22	48.7%	22.4%

SILVER (000’ oz troy)	623	522	506	-3.2%	-18.8%
Sudbury	623	522	506	-3.2%	-18.8%

The production of all the nickel by-products increased in 1Q08 relative to 1Q07, with the exception of silver.
In 1Q08, cobalt production reached 615 metric tons, a 6.3% year-on-year increase, largely due to the performance of Voisey ´s Bay. Cobalt production was largest ever for a first quarter.
Volumes of platinum and palladium produced by the Acton refinery, in England, showed year-on-year increases of 22.6% and 7.4%, respectively. It was a good recovery from the low levels of 4Q07 increasing our exposure to the strong price environment for platinum group metals.
•	Potash — mining higher grades

				%change	%change
000’ metric tons	1Q07	4Q07	1Q08	1Q08/4Q07	1Q08/1Q07
POTASH	155	173	166	-3.7%	7.4%
Taquari-Vassouras	155	173	166	-3.7%	7.4%
Production at Taquari-Vassouras in 1Q08 was 166,000 mt, 7.4% above the levels recorded for the same period last year, when there was a stoppage for maintenance of the equipment used to mine the potash. As from 1Q08 we have been mining higher grades, which allows the expansion of production.
Estimated production of potash for 2008 is 780,000 mt, as against 671,000 mt in 2007.
•	Kaolin — 297,000 metric tons

				%change	%change
000’ metric tons	1Q07	4Q07	1Q08	1Q08/4Q07	1Q08/1Q07
KAOLIN	292	379	297	-21.6%	1.7%
PPSA	126	158	140	-24.7%	10.6%
Cadam	166	194	157	-18.7%	-5.1%
In 1Q08 kaolin production increased in relation to 1Q07, reaching 297,000 mt, compared with 292,000 mt in the same quarter of the previous year.
At PPSA 140,000 mt were produced, a growth of 10.6% over 1Q07, while at CADAM production was 157,000 mt, a decrease of 5.1%, due to operational maintenance carried out in the period.

COAL
•	Coal — Broadlea resumes operations

				%change	%change
000’ metric tons	1Q07	4Q07	1Q08	1Q08/4Q07	1Q08/1Q07
METALLURGICAL COAL	—	758	650	-14.2%	n.a.
Integra Coal	—	548	450	-18.0%	n.a.
Isaac Plains	—	103	56	-45.8%	n.a.
Carborough Downs	—	101	94	-7.3%	n.a.
Broadlea	—	5	51	n.m.	n.a.

THERMAL COAL	—	220	224	1.6%	n.a.
Integra Coal	—	118	153	29.4%	n.a.
Isaac Plains	—	100	16	-83.6%	n.a.
Broadlea	—	2	55	n.m.	n.a.
Vale Australia, our wholly owned subsidiary, has four operational mining sites: Integra Coal (61.2% owned), Carborough Downs (80%), Isaac Plains (50%) and Broadlea (100%). The production figures reported already reflect our stake in each joint venture.
Coal production in 1Q08 amounted to 874,000 mt, of which 650,000 mt was metallurgical coal and 224,000 mt thermal coal. The heavy rains in Australia have once again hindered production at our operations, especially in the mines at Integra Coal, in the Hunter Valley, in the state of New South Wales, and at Isaac Plains, in Central Queensland, Australia.
Most of the coal production — 69.0% of the Company’s total — comes from Integra Coal, which has both open pit and underground mines.
The Broadlea operation, at a standstill since 3Q07 because of congestion at the Darymple Bay Coal Terminal, resumed operations in 1Q08.

Vale Production Report — US GAAP*
1,000 metric tons (unless stated otherwise)

				% Change	% Change
	1Q07	4Q07	1Q08	1Q08/4Q07	1Q08/1Q07
IRON ORE	65,645	78,228	72,712	-7.1%	10.8%
Southeastern System	24,657	30,743	28,627	-6.9%	16.1%
Itabira	10,965	11,799	10,865	-7.9%	-0.9%
Mariana	6,980	9,507	9,009	-5.2%	29.1%
Minas Centrais	6,711	9,437	8,753	-7.3%	30.4%
Southern System	19,180	22,598	19,717	-12.7%	2.8%
MBR	14,889	16,849	14,620	-13.2%	-1.8%
Minas do Oeste	4,290	5,749	5,097	-11.4%	18.8%
Carajás	21,568	24,620	24,199	-1.7%	12.2%
Urucum	240	267	170	-36.4%	-29.2%

PELLETS	4,175	4,650	4,380	-5.8%	4.9%
Tubarão I and II	1,562	1,681	1,612	-4.1%	3.2%
Fabrica	935	1,117	1,079	-3.4%	15.4%
São Luís	1,678	1,852	1,689	-8.8%	0.7%

MANGANESE ORE	410	118	541	358.3%	31.9%
Azul	322	47	504	980.9%	56.7%
Urucum	54	71	37	-48.7%	-32.3%
Other mines	34	0	0	n.m.	n.m.

FERRO-ALLOYS	131	137	132	-3.5%	1.2%
Brasil	65	79	75	-4.9%	15.9%
Dunkerque	32	16	24	51.5%	-26.8%
Mo I Rana	28	37	28	-24.4%	-0.4%
Urucum	6	5	6	2.8%	-0.1%

NICKEL	61	69	61	-11.9%	-1.0%
Sudbury	21	17	18	4.5%	-16.4%
Thompson	8	8	7	-19.9%	-13.6%
Sorowako	18	21	15	-25.7%	-15.1%
Voisey’s Bay	12	20	18	-11.3%	50.3%
Others	2	3	3	11.3%	20.5%

COPPER	78	74	73	-0.9%	-5.5%
Sossego	30	32	30	-5.6%	1.2%
Sudbury	32	29	28	-5.7%	-12.5%
Thompson	0	0	0	3.0%	-21.7%
Voisey’s Bay	13	10	13	27.0%	6.6%
Others	3	2	2	-1.9%	-36.0%

ALUMINA	978	1,158	1,058	-8.6%	8.2%
Alunorte	978	1,158	1,058	-8.6%	8.2%

ALUMINUM	136	139	132	-4.9%	-3.4%
Albras	113	114	112	-2.1%	-1.1%
Valesul	24	25	20	-17.9%	-14.3%

METALLURGICAL COAL	—	758	650	-14.2%	n.a.
Integra Coal	—	548	450	-18.0%	n.a.
Isaac Plains	—	103	56	-45.8%	n.a.
Carborough Downs	—	101	94	-7.3%	n.a.
Broadlea	—	5	51	n.m.	n.a.

THERMAL COAL	—	220	224	1.6%	n.a.
Integra Coal	—	118	153	29.4%	n.a.
Isaac Plains	—	100	16	-83.6%	n.a.
Broadlea	—	2	55	n.m.	n.a.

COBALT (tons)	579	680	615	-9.5%	6.3%
Sudbury	224	127	143	13.1%	-36.1%
Thompson	56	47	52	12.2%	-6.5%
Voisey’s Bay	270	430	380	-11.8%	40.6%
Others	29	77	40	-47.3%	39.0%

PLATINUM (000’ oz troy)	29	29	36	22.4%	22.6%
Sudbury	29	29	36	22.4%	22.6%

PALLADIUM (000’ oz troy)	45	40	48	22.3%	7.4%
Sudbury	45	40	48	22.3%	7.4%

GOLD (000’ oz troy)	18	14	22	48.7%	22.4%
Sudbury	18	14	22	48.7%	22.4%

SILVER (000’ oz troy)	623	522	506	-3.2%	-18.8%
Sudbury	623	522	506	-3.2%	-18.8%

POTASH	155	173	166	-3.7%	7.4%
Taquari-Vassouras	155	173	166	-3.7%	7.4%

KAOLIN	292	379	297	-21.6%	1.7%
PPSA	126	185	140	-24.7%	10.6%
Cadam	166	194	157	-18.7%	-5.1%

*	Under US GAAP, Vale consolidates the total production volumes of companies in which it has more than 50% of the voting capital and effective control.

**	The nickel concentrate is purchased from third-parties and processed by Vale Inco

Vale Production Report — Consolidated BR GAAP*
1,000 metric tons (unless stated otherwise)

				% Change	% Change
	1Q07	4Q07	1Q08	1Q08/4Q07	1Q08/1Q07
IRON ORE	67,354	80,099	74,487	-7.0%	10.6%
Southeastern System	24,657	30,743	28,627	-6.9%	16.1%
Itabira	10,965	11,799	10,865	-7.9%	-0.9%
Mariana	6,980	9,507	9,009	-5.2%	29.1%
Minas Centrais	6,711	9,437	8,753	-7.3%	30.4%
Southern System	19,180	22,598	19,717	-12.7%	2.8%
MBR	14,889	16,849	14,620	-13.2%	-1.8%
Minas do Oeste	4,290	5,749	5,097	-11.4%	18.8%
Carajás	21,568	24,620	24,199	-1.7%	12.2%
Urucum	240	267	170	-36.4%	-29.2%
Samarco	1,709	1,870	1,775	-5.1%	3.8%

PELLETS	8,555	9,374	8,719	-7.0%	1.9%
Tubarão I and II	1,562	1,681	1,612	-4.1%	3.2%
Fabrica	935	1,117	1,079	-3.4%	15.4%
São Luís	1,678	1,852	1,689	-8.8%	0.7%
Nibrasco	1,147	1,197	1,039	-13.2%	-9.4%
Kobrasco	601	641	637	-0.7%	6.0%
Hispanobras	573	466	570	22.4%	-0.5%
Itabrasco	509	515	513	-0.4%	0.9%
Samarco	1,551	1,904	1,579	-17.1%	1.8%

MANGANESE ORE	410	118	541	358.3%	31.9%
Azul	322	47	504	980.9%	56.7%
Urucum	54	71	37	-48.7%	-32.3%
Other mines	34	0	0	n.m.	n.m.

FERRO-ALLOYS	131	137	132	-3.5%	1.2%
Brasil	65	79	75	-4.9%	15.9%
Dunkerque	32	16	24	51.5%	-26.8%
Mo I Rana	28	37	28	-24.4%	-0.4%
Urucum	6	5	6	2.8%	-0.1%

NICKEL	61	69	61	-11.9%	-1.0%
Sudbury	21	17	18	4.5%	-16.4%
Thompson	8	8	7	-19.9%	-13.6%
Sorowako	18	21	15	-25.7%	-15.1%
Voisey’s Bay	12	20	18	-11.3%	50.3%
Others	2	3	3	n.m.	n.m.

COPPER	78	74	73	-0.9%	-5.5%
Sossego	30	32	30	-5.6%	1.2%
Sudbury	32	29	28	-5.7%	-12.5%
Thompson	0	0	0	3.0%	-21.7%
Voisey’s Bay	13	10	13	27.0%	6.6%
Others	3	2	2	-1.9%	-36.0%

BAUXITE	1,731	2,668	2,463	-7.7%	42.3%
Trombetas	1,731	1,850	1,638	-11.5%	-5.4%
Paragominas	0	819	825	0.7%	n.a.

ALUMINA	978	1,158	1,058	-8.6%	8.2%
Alunorte	978	1,158	1,058	-8.6%	8.2%

ALUMINUM	136	139	132	-4.9%	-3.4%
Albras	113	114	112	-2.1%	-1.1%
Valesul	24	25	20	-17.9%	-14.3%

METALLURGICAL COAL	—	758	650	-14.2%	n.a.
Integra Coal	—	548	450	-18.0%	n.a.
Isaac Plains	—	103	56	-45.8%	n.a.
Carborough Downs	—	101	94	-7.3%	n.a.
Broadlea	—	5	51	n.a.	n.a.

THERMAL COAL	—	220	224	1.6%	n.a.
Integra Coal	—	118	153	29.4%	n.a.
Isaac Plains	—	100	16	-83.6%	n.a.
Broadlea	—	2	55	n.a.	n.a.

COBALT (tons)	579	680	615	-9.5%	6.3%
Sudbury	224	127	143	13.1%	-36.1%
Thompson	56	47	52	12.2%	-6.5%
Voisey’s Bay	270	430	380	-11.8%	40.6%
Others	29	77	40	-47.3%	39.0%

PLATINUM (000’ oz troy)	29	29	36	22.4%	22.6%
Sudbury	29	29	36	22.4%	22.6%

PALLADIUM (000’ oz troy)	45	40	48	22.3%	7.4%
Sudbury	45	40	48	22.3%	7.4%

GOLD (000’ oz troy)	18	14	22	48.7%	22.4%
Sudbury	18	14	22	48.7%	22.4%

SILVER (000’ oz troy)	623	522	506	-3.2%	-18.8%
Sudbury	623	522	506	-3.2%	-18.8%

POTASH	155	173	166	-3.7%	7.4%
Taquari-Vassouras	155	173	166	-3.7%	7.4%

KAOLIN	292	379	297	-21.6%	1.7%
PPSA	126	185	140	-24.7%	10.6%
Cadam	166	194	157	-18.7%	-5.1%

*1)	Under Consolidated BR GAAP, Vale consolidates the total production of all the companies in which it has more than 50% of the voting capital and effective control.

2)	For the companies in which Vale has shared control (Samarco, Nibrasco, Kobrasco, Hispanobras, Itabrasco and MRN), consolidation is proportional to Vale’s stake in the company.

3)	The production volumes of companies in which Vale has minority interests are not consolidated.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: Marcus.thieme@vale.com
Patrícia Calazans: patrícia.Calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 24, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations